Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2011
Earnings:
Income before provision for income taxes	$3,881
Equity in earnings of unconsolidated businesses	(101)
Dividends from unconsolidated businesses	15
Interest expense(1)	709
Portion of rent expense representing interest	200
Amortization of capitalized interest	35

Earnings, as adjusted	$4,739

Fixed Charges:
Interest expense(1)	$709
Portion of rent expense representing interest	200
Capitalized interest	113

Fixed Charges	$1,022

Ratio of earnings to fixed charges	4.64

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.